
September 7, 2010

Clifford Teller
President
PinstripesNY, Inc.
99 Sunnyside Blvd.
Woodbury, NY 11797

> **Re:** **PinstripesNY, Inc.**
> **Form 10**
> **Filed August 11, 2010**
> **File No. 000-54077**
>
> **PinstripesNYC, Inc.**
> **File No. 000-54078**
>
> **PinstripesNYS, Inc.**
> **File No. 000-54079**

Dear Mr. Teller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please make applicable conforming changes to your three registration statements on Form 10 based on our comments below.

2. Please revise to provide, at an appropriate place in your filing, a discussion of the material provisions of Rule 419 and how this applies to you. Please also add a risk factor to discuss any related material risks, if applicable.

Explanatory Note, page 2

3. We note your statement that once your registration statement is "deemed effective" you will be subject to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Please revise to clarify that the Form 10 will become effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments. Please revise and confirm your understanding.

Business of Issuer, page 3

4. In one of your opening paragraphs, please revise to quantify your assets, which appear to be the $25,000 in capital provided by Maxim Kelyfos LLC. Please also disclose that your auditors have issued a going concern opinion.

5. Please provide more detail about the "unaffiliated third parties" that you may engage to conduct a due diligence review. Estimate the amount of costs you may incur to hire such parties.

6. Please advise as to why you are unable to estimate the time and costs required to select and evaluate a target business.

7. Please advise as to what you mean by the "indemnification" of a prospective business combination that is not completed.

8. Please provide the basis for your statement that the company is in a "highly competitive market" for a small number of business opportunities.

Form of Acquisition, page 4

9. Please provide more detail about how you intend to search for a business combination. Revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities. For example, discuss which affiliates, investment banking firms, lenders, private equity funds, consultants and attorneys you intend to contact.

10. Refer to the third sentence of the third paragraph on page 5. Please estimate the "substantial cost" and "substantial management time" that will be required. Please also disclose if there is an estimated timeline as to when you will identify your business

combination targets. Advise as to whether management will be able to provide this time. We note, in this regard, that in the following paragraph you state your officer and director will "devote very limited time" to your business.

11. Please also include disclosure here or elsewhere in your summary that your principal officers are also the principal officers of other affiliated companies and will be dividing their time amongst these entities, if true.

Risk Factors, page 6

General

12. Please revise to add a risk factor to discuss the current state of the economy and how current economic conditions may affect your ability to obtain financing and to complete an acquisition.

There may be conflicts of interest, page 6

13. Please revise to name the other blank check companies with which your management is currently involved.

We have a limited operating history, page 6

14. Please revise to clarify that you have $25,000 in assets, if true.

There are relatively low barriers, page 7

15. Please revise to clarify that the Form 10 is automatically deemed effective 60 days after filing and you will be subject to the reporting requirements under Section 13(a) of the Exchange Act, even if comments from the Commission are outstanding.

Reporting requirements under the Exchange Act, page 9

16. Please revise to separate into two risk factors, one to discuss the costs of complying with the public company reporting requirements and the other to discuss your potential failure to maintain adequate internal controls and procedures. Please specify the estimated yearly costs of complying with the public company reporting requirements, the basis for that estimate, and how you intend to raise the funds necessary to meet these requirements, as it appears you have no revenue and no assets. Please also disclose the steps you have taken or plan to take to ensure that your internal controls and procedures are effective. If you have not taken any steps, please state this.

We cannot assure you that following a business combination with an operating business, page 10

17. Please disclose that there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin Board.

There are issues impacting liquidity of our securities, page 12

18. Please revise to delete references to internal SEC policies or informal Staff guidance.

We are controlled by our management, page 13

19. Please name the affiliate of management and "this stockholder" who has complete control over your affairs.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

20. You state that you will be able to pay the costs of investigating and analyzing business combinations for the next 12 months by receiving funds from stockholders, management or other investors. Please provide the basis for this belief. For example, state whether you currently have any agreements in place with Mr. Teller or other potential investors to provide additional funds.

21. Please revise to disclose quantitative information regarding your anticipated expenses for the next twelve months, including the costs of investigating, analyzing and consummating an acquisition and of filing Exchange Act reports for the next 12 months. Also disclose your monthly "burn rate" and the month you will run out of money assuming there are no changes in present trends.

22. Refer to the first sentence of the fourth paragraph. Please revise to disclose the amount of cash in your treasury as of a recent practicable date.

23. Please provide the basis for your belief that there are numerous firms seeking the additional limited capital you may have.

24. Please also revise this section to provide a detailed plan of how you intend to find a business acquisition target over the next 12 months. Describe each step that you will take, a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds.

Item 6. Executive Compensation, page 18

25. Please revise to include a Summary Compensation Table.

26. Please disclose whether the policy regarding offers of any post-transaction employment to members of management is a written policy or merely a verbal agreement.

Certain Relationships and Related Transactions, page 18

27. You state that you relied on the exemption provided by Regulation D. Please advise as to why you did not file a Form D.

Financial Statements

28. Please provide updated financial statements in your next amendment pursuant to Rule 8-08 of Regulation S-X.

Exhibit 10.1

29. We note that you have filed the "Form of" Common Stock Purchase Agreement as Exhibit 10.1. Please revise to include the finalized Common Stock Purchase Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at 202-551-3305 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-552-3490 or me at 202-551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: David N. Feldman, Esq. (212) 997-4242